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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               CARESCIENCE, INC.
                           (Name of Subject Company)

                               CARESCIENCE, INC.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   141726109
                     (CUSIP Number of Class of Securities)

                                RONALD A. PAULUS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CARESCIENCE, INC.
                               3600 MARKET STREET
                             PHILADELPHIA, PA 19104
                                 (215) 387-9401
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                                    COPY TO:

                           MICHAEL H. FRIEDMAN, ESQ.
                             ROBERT B. MURPHY, ESQ.
                              PEPPER HAMILTON LLP
                             3000 TWO LOGAN SQUARE
                          PHILADELPHIA, PA 19103-2799
                                 (215) 981-4000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

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

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is CareScience, Inc., a Pennsylvania corporation ("CareScience" or the "Company"). The address of the principal executive office of the Company is 3600 Market Street, Philadelphia, Pennsylvania 19104, and its telephone number is (215) 387-9401.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the common stock, no par value, of the Company (the "Common Stock"). As of August 18, 2003, there were 13,291,461 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person of this Statement is the subject company, CareScience. The business address and telephone number of CareScience are as set forth in
Item 1 above.

     This Statement relates to an offer (the "Offer") by Quovadx Inc., a Delaware corporation ("Quovadx"), through its wholly owned subsidiary, Carlton Acquisition Corp., a Pennsylvania corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO ("Schedule TO"), dated August 21, 2003, to exchange each outstanding share of Common Stock for (i) cash in the amount of $1.40 and (ii) 0.1818 shares of Quovadx common stock, par value $0.01 per share ("Quovadx Common Stock"), upon the terms and subject to the conditions set forth in a preliminary prospectus dated August 21, 2003 (the "Prospectus") contained in a Registration Statement on Form S-4 filed by Quovadx with the Securities and Exchange Commission ("SEC") on August 21, 2003 ("Registration Statement"), and in the related letter of transmittal. The closing sale price of Quovadx Common Stock on August 13, 2003, the last trading day before the Offer was announced, was $3.80.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 13, 2003, between Quovadx, Purchaser and CareScience ("Merger Agreement"). The Merger Agreement provides that, following the acquisition of Common Stock pursuant to the Offer, the Purchaser will merge with and into CareScience with CareScience continuing in existence as the surviving corporation (the "Merger").

     Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of Common Stock that was not tendered pursuant to the Offer and accepted by Quovadx (other than dissenting shares) will be converted into the right to receive cash in the amount of $1.40 and 0.1818 shares of Quovadx Common Stock, without interest.

     The Schedule TO indicates that the principal executive offices of Quovadx and Purchaser are located at 6400 S. Fiddler's Green Circle, Suite 1000, Englewood, Colorado 80111.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Prospectus in the section "Agreements Related to the Offer and the Merger," and is incorporated herein by reference. Except as referred to herein or in an Information Statement prepared by the Company and attached as Annex A (the "Information Statement"), pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Quovadx or the Purchaser, or their respective officers, directors or affiliates.

Interests of Certain Persons in the Offer and Merger

     Information with respect to the interests of certain persons in the Offer and Merger, including directors and officers of CareScience, is included in the Prospectus in the sections "Interests of CareScience Officers and Directors in the Transaction," and "Agreements Related to the Offer and the Merger," and is incorporated herein by reference.

The Merger Agreement

     A summary of the material terms of the Merger Agreement in the section "The Merger Agreement" in the Prospectus is incorporated herein by reference. The description is qualified in its entirety by reference to the complete text of the Merger Agreement which has been filed as Exhibit 2.1 to the Registration Statement and is incorporated herein by reference.

Agreements Related to the Merger

     A summary of the material terms of the CareScience Stockholder Tender and Voting Agreement and the CareScience Affiliate Agreements is found in the section "Agreements Related to the Offer and the Merger" in the Prospectus and is incorporated herein by reference. The description is qualified in its entirety by reference to the complete text of the agreements which have been filed as Exhibits 2.2 and 2.3, respectively, to the Registration Statement and are incorporated herein by reference.

Existing Indemnification; Directors' and Officers' Insurance

     The articles of incorporation and bylaws of CareScience ("Charter Documents") eliminate the personal liability of present and former directors to CareScience for any breach of their fiduciary duty, other than for breaches of the duty of loyalty to CareScience or for self-dealing, willful conduct or recklessness. The Charter Documents also provide a right of indemnification to each of CareScience's present and former directors and officers, to the fullest extent permitted by Pennsylvania law, against any liability arising out of their actions as a director or officer of CareScience. CareScience will advance fees for the defense of any indemnified director or officer if he undertakes to repay the advance if it is ultimately determined that he is not entitled to indemnification. The Board of Directors may also provide for similar indemnification of employees and agents of CareScience, though it is not required to advance fees for their defense. The rights to indemnification discussed above are not exclusive of any other rights the directors, officers, employees or agents of CareScience may have under any contract with CareScience, the Charter Documents, Pennsylvania law or otherwise.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     At a meeting held on August 13, 2003, the Board of Directors unanimously voted to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the shareholders of CareScience. The Board also authorized the senior members of the Company's management to finalize and execute the Merger Agreement on behalf of the Company. The CareScience directors unanimously voted to recommend that the CareScience shareholders accept the Offer. A letter to CareScience shareholders communicating the Board's recommendation accompanies these materials.

Background of the Offer

     Information with respect to the background of the Merger is included in Prospectus in the section "Background of the Offer and Merger," and is incorporated herein by reference.

Reasons for the Offer and the Merger

     Information with respect to the Company's reasons for the Offer and the Merger is included in the Prospectus in the section "Reasons for the Offer and the Merger -- CareScience's Reasons for the Offer and Merger," and is incorporated herein by reference.

Opinion of CareScience's Financial Advisor

     A description of the opinion of William Blair & Company, the financial advisor of CareScience, is included in the Prospectus in the section "Opinion Of CareScience's Financial Advisor," and is incorporated herein by reference.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     A summary of the material provisions of the agreement between CareScience and William Blair & Company, in its capacity as the Company's financial advisor, is included in the Prospectus in the section "Opinion Of CareScience's Financial Advisor," and is incorporated herein by reference.

     StockTrans, Inc. is the exchange agent for the Offer and will be responsible for the operation of the tender and exchange with holders of the Common Stock. A summary of the material provisions of the agreement between Quovadx and StockTrans, Inc. is included in the Prospectus in the section "The Offer -- Fees and Expenses," and is incorporated herein by reference. Information with respect to a description of the exchange agent and its role in the Offer is included in the Prospectus in the sections "The Offer -- Exchange of CareScience Shares; Delivery of Consideration" and "The Offer -- Procedures for Tendering," and is incorporated herein by reference.

     Except as set forth above, neither CareScience nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to CareScience shareholders on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Common Stock during the past 60 days have been effected by CareScience or, to the best of CareScience's knowledge, by any executive officer, director, affiliate or subsidiary of CareScience.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by CareScience in response to the Offer that relates to or would result in (1) a tender offer or other acquisition of Common Stock by CareScience, any of its subsidiaries or any other person, (2) an extraordinary transaction, such as a merger, reorganization, or liquidation involving CareScience or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets of CareScience or any of its subsidiaries or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of CareScience.

     Except as described or referred to in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     Information with respect to the dissenters' rights and antitakeover provisions of Pennsylvania law are included in the Prospectus in the sections "The Offer -- Purpose of the Offer; the Merger; Dissenters' Rights" and "Comparison of Rights of Holders of Quovadx Common Stock and CareScience Common Stock -- State Antitakeover Statutes," and are incorporated herein by reference.

Purchaser's Designation of Persons to be Elected to the Board of Directors

     The Information Statement is being furnished in connection with the possible designation by Quovadx or Purchaser, under the Merger Agreement, of persons to be elected to the Company's Board of Directors constituting a majority of the Board other than at a meeting of the CareScience shareholders.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith or incorporated herein by reference:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(a)(1)    Prospectus dated August 21, 2003 (incorporated by reference to the preliminary prospectus included in the Registration
          Statement on Form S-4 filed by Quovadx, Inc. on August 21,
          2003).
(a)(2)    Letter of Transmittal (incorporated by reference to Exhibit
          99.1 to the Registration Statement on Form S-4 filed by
          Quovadx, Inc. on August 21, 2003).
(a)(3)    Letter to holders of Common Stock of CareScience, dated
          August 21, 2003.*
(a)(4)    Information Statement Pursuant to Section 14(f) of the
          Securities Exchange Act of 1934 and Rule 14f-1 thereunder
          (attached as Annex A to this Schedule 14D-9).*
(a)(5)    Joint Press Release of CareScience and Quovadx, Inc., dated
          August 14, 2003 (incorporated by reference to CareScience's filing pursuant to Rule 425 under the Securities Act on
          August 14, 2003).
(e)(1)    Agreement and Plan of Merger by and among Quovadx, Inc.,
          Carlton Acquisition Corp. and CareScience, Inc., dated as of
          August 13, 2003 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by Quovadx,
          Inc. on August 21, 2003).
(e)(2)    Tender and Voting Agreement, dated as of August 13, 2003, by and among Quovadx, Inc. and David J. Brailer and entities
          affiliated with him (incorporated by reference to Exhibit
          2.2 to the Registration Statement on Form S-4 filed by
          Quovadx, Inc. on August 21, 2003).
(e)(3)    Opinion of William Blair & Company, L.L.C. to the Board of
          Directors of CareScience, Inc., dated August 13, 2003
          (attached as Annex B to this Schedule 14D-9).*
(e)(4)    Amended and Restated Employment Agreement dated April 11,
          2003 between CareScience, Inc. and J. Bryan Bushick
          (incorporated by reference to Exhibit 10.1 to the
          CareScience, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2002).
(e)(5)    Amended and Restated Employment Agreement dated April 11,
          2003 between CareScience, Inc. and Ronald A. Paulus
          (incorporated by reference to Exhibit 10.2 to the
          CareScience, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2002).
(e)(6)    Amended and Restated Employment Agreement dated April 11,
          2003 between CareScience, Inc. and Robb L. Tretter
          (incorporated by reference to Exhibit 10.3 to the
          CareScience, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2002).
(e)(7)    Amended and Restated Employment Agreement dated April 11,
          2003 between CareScience, Inc. and Thomas H. Zajac
          (incorporated by reference to Exhibit 10.4 to the
          CareScience, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2002).
(e)(8)    CareScience, Inc. Amended and Restated 1995 Equity
          Compensation Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of CareScience, Inc.
          for the quarter ended September 30, 2001).
(e)(9)    CareScience, Inc. Amended and Restated 1998 Time Accelerated
          Restricted Stock Option Plan (incorporated by reference to
          Exhibit 10.1 to the Quarterly Report on Form 10-Q of
          CareScience, Inc. for the quarter ended June 30, 2001).

---------------

* Included in materials mailed to shareholders of CareScience.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CARESCIENCE, INC.

                                          By:     /s/ RONALD A. PAULUS
                                            ------------------------------------
                                                      Ronald A. Paulus
                                               President and Chief Executive
                                                           Officer

Date: August 21, 2003

                                                                         ANNEX A

                               CARESCIENCE, INC.
                               3600 MARKET STREET
                             PHILADELPHIA, PA 19104
                                 (215) 387-9401

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 21, 2003, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") to holders of shares of common stock, no par value (the "Common Stock"), of CareScience, Inc., a Pennsylvania corporation ("CareScience" or the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Schedule 14D-9 (including the exhibits thereto) and are incorporated herein by reference. This Information Statement is being provided in connection with the possible appointment of persons designated by Quovadx, Inc., a Delaware corporation ("Quovadx"), or Carlton Acquisition Corp., a Pennsylvania corporation and a wholly-owned subsidiary of Quovadx ("Purchaser"), to at least a majority of the seats on the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to Section
1.3 of the Agreement and Plan of Merger, dated as of August 13, 2003 (the "Merger Agreement"), among Quovadx, Purchaser and the Company.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

     Pursuant to the Merger Agreement, Purchaser will commence an exchange offer (the "Offer") to acquire all of the issued and outstanding shares of Common Stock. The Offer is scheduled to expire at midnight, on September 18, 2003, unless extended to a date not beyond January 31, 2004. In connection with the Offer, Quovadx filed a Registration Statement on Form S-4 (the "Registration Statement"), to register the shares of Quovadx common stock to be issued in the Offer and Merger. The Registration Statement includes a form of preliminary prospectus dated August 21, 2003 ("Prospectus"), to be delivered to the holders of Common Stock. Following the successful completion of the Offer, and subject to certain other conditions, Purchaser will be merged with and into the Company and the Company shall become a wholly owned subsidiary of Quovadx (the "Merger"). The Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Registration Statement, is incorporated herein by reference.

     The information contained in this Information Statement concerning Quovadx, Purchaser and the designees of Purchaser to the Board has been furnished to the Company by Quovadx, and the Company assumes no responsibility for the accuracy or completeness of such information.

THE QUOVADX DESIGNEES

     If Purchaser acquires at least eighty percent of the outstanding Common Stock pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate a number of directors to the Board sufficient to give Purchaser a proportionate representation on the Board ("Purchaser's Proportionate Representation"). The Purchaser's Proportionate Representation will be equal to that number of directors (rounded up to the next whole number) that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock acquired by Purchaser bears to the total number of shares of Common Stock issued and outstanding. Upon request by Purchaser, the Company will increase the size of the Board or use its best efforts to secure the resignations of the number of directors necessary to provide Purchaser with the Purchaser's Proportionate Representation and will cause Purchaser's designees to be so elected; provided, however, that until the effective time of the Merger, the

Board will have at least two directors who were directors as of the signing of the Merger Agreement (or failing the availability of one of such directors, a designee of the other such director).

     Quovadx and Purchaser have advised the Company that Purchaser's designees to the Board (the "Quovadx Designees") will be among the persons listed in Annex F attached to the Prospectus and incorporated herein by reference. Annex F includes the name, address, principal occupation or employment and five-year employment history with respect to each such person. Quovadx and Purchaser have advised the Company that each of the persons listed in Annex F has consented to serve as a director of the Company if appointed or elected. Quovadx and Purchaser have advised the Company that none of these persons currently is a director of, or holds any positions with, the Company. Quovadx and Purchaser have advised the Company that, to their knowledge, none of the persons listed on Annex F or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") other than with respect to transactions between Quovadx, Purchaser and the Company that have been described in the Registration Statement.

     Quovadx and Purchaser have advised the Company that, to the knowledge of Quovadx and Purchaser, none of the persons listed on Annex F is an adverse party to the Company in any material legal proceedings or has a material interest that is adverse to the Company in any such proceedings. Quovadx and Purchaser have also advised the Company that, to the knowledge of Quovadx and Purchaser, none of the persons listed in Annex F was, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

     It is expected that the Quovadx Designees will assume office following the acceptance by Purchaser of the specified minimum number of shares of Common Stock pursuant to the Offer. The directors of Purchaser immediately prior to the effective time of the Merger shall be the directors and officers of the surviving corporation at the effective time, each to hold office in accordance with the certificate of incorporation and by-laws of the surviving corporation until successors are duly elected or appointed and qualified.

                                  THE COMPANY

INFORMATION CONCERNING THE COMMON STOCK

     The Common Stock is the only security outstanding of the Company having the right to vote for the election of the directors at a shareholder meeting if one were to be held. Each share of Common Stock entitles its record holder to one vote on all matters submitted to the shareholders for approval. As of the close of business on August 18, 2003, there were 13,291,461 shares of Common Stock issued and outstanding.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of the Common Stock as of August 18, 2003, by the following individuals or groups:

     - each person, or group of affiliated persons, known by the Company to beneficially own more than 5% of the outstanding Common Stock;

     - each the Company's current directors;

     - the Company's chief executive officer and each of its four most highly compensated executive officers in the fiscal year ended December 31, 2002; and

     - all of the Company's executive officers and directors as a group.

                                                     NUMBER OF SHARES OF
                                                        COMMON STOCK         PERCENTAGE OF
NAME AND ADDRESS                                     BENEFICIALLY OWNED    OUTSTANDING SHARES
----------------                                     -------------------   ------------------
J.H. Whitney III/Whitney Strategic Partners
  III(1)...........................................       2,639,948               19.9%
  177 Broad Street
  Stamford, CT 06901
Health Net, Inc.(2)................................       2,519,094               19.0
  21600 Oxnard Street, Suite 2000
  Woodland Hills, CA 91367
Federated Investors, Inc.(3).......................       1,328,780               10.0
  Federated Investors Tower
  5800 Corporate Drive
  Pittsburgh, PA 15222
J.P. Morgan Chase & Co.(4).........................         942,800                7.1
  270 Park Avenue
  New York, NY 10017
David J. Brailer(5)................................       2,469,605               18.6
Ronald A. Paulus(6)................................         886,605                6.7
J. Bryan Bushick(7)................................         149,168                1.1
LeRoy E. Jones(8)..................................          13,750                  *
Thomas H. Zajac(9).................................         244,302                1.8
Edward N. Antoian(10)..............................         186,494                1.4
Bruce M. Fried(11).................................           5,000                  *
C. Martin Harris(12)...............................          41,500                  *
Jeffrey R. Jay(13).................................       2,647,448               19.9
Christopher R. McCleary(14)........................          41,430                  *
All directors and executive officers as a group
  (12 persons)(15).................................       4,179,892               31.4

     --------------------

  *  Represents less than 1% of the outstanding shares of Common Stock.

 (1) Based on Schedule 13G/A filed by J.H. Whitney III, L.P. on February 10, 2003. J.H. Whitney Equity Partners III, L.L.C. is the sole general partner of J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. The following individuals are the managing members of J.H. Whitney Equity Partners III, L.L.C.: Joseph D. Carrabino, Jr., Peter M. Castleman, James
     H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone. Each of such individuals disclaims beneficial ownership of such shares except to the extent of his proportionate interest.

 (2) Based on Form 4 filed by Health Net, Inc. on August 18, 2003.

 (3) Based on Schedule 13G/A filed by Federated Investors, Inc. on July 9, 2003.

 (4) Based on Schedule 13G/A filed by J.P. Morgan Chase & Co. on February 14, 2003.

 (5) Based on Form 4 filed by David J. Brailer on July 8, 2003. Includes 733,709 shares held by trust, 12,800 shares held by Matthew F. Rhoa as custodian for Preston Rhoa Brailer and 10,000 shares of Common Stock issuable upon exercise of stock options within 60 days.

 (6) Includes 144,276 shares held by trust and 10,000 shares of Common Stock issuable upon exercise of stock options within 60 days.

 (7) Includes 112,563 shares of Common Stock issuable upon exercise of stock options within 60 days.

 (8) Includes 13,750 shares of Common Stock issuable upon exercise of stock options within 60 days.

 (9) Includes 203,438 shares of Common Stock issuable upon exercise of stock options within 60 days.

(10) Includes 65,999 shares of Common Stock owned by Zeke Investment Partners. Mr. Antoian is a partner of Zeke Investment Partners. Includes 39,500 shares of Common Stock issuable upon exercise of stock options within 60 days.

(11) Includes 5,000 shares of Common Stock issuable upon exercise of stock options within 60 days.

(12) Includes 39,500 shares of Common Stock issuable upon exercise of stock options within 60 days.

(13) Includes 7,500 shares of Common Stock issuable upon exercise of stock options within 60 days and consists of 2,577,831 shares of Common Stock owned by J.H. Whitney III, L.P. and 62,117 shares of Common Stock owned by Whitney Strategic Partners III, L.P., which are affiliates. Dr. Jay is a managing member of J.H. Whitney Equity Partners III, LLC, which is the general partner of both entities. Dr. Jay disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in such entities.

(14) Includes 22,500 shares of Common Stock issuable upon exercise of stock options within 60 days.

(15) Includes 512,251 shares of Common Stock issuable upon exercise of stock options within 60 days.

     Other than the Merger Agreement, to the knowledge of the Company, there are no arrangements, including any pledge by any person of Common Stock, the operation of which may, at a subsequent date, result in a change of control of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     To the Company's knowledge, all statements of beneficial ownership required to be filed with the SEC in the fiscal year ended December 31, 2002 were timely filed, with the exception of one late report on Form 4 covering the disposition of 9,465 shares of Common Stock by Christopher R. McCleary as a gift to a charitable organization.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On June 15, 2001, the Company entered into loan and security agreements with some of its officers and directors in connection with their purchase of Common Stock. The aggregate value of the loans was $420,000 with no director or executive officer receiving more than $50,000. Each of the loans is full recourse against the individual. On June 15, 2002, the Company declared bonuses to each of the named executive officers, other than Mr. Jones, as set forth in the summary compensation table under "Executive Compensation" and $17,243 to Mr. Antoian each in the form of forgiveness of one-third of the principal plus accrued interest under the respective loan agreement as of that date. During the year ended December 31, 2002, Mr. Fried was a partner at the law firm, Shaw Pittman, which the Company paid approximately $6,000 for legal services during that year.

DIRECTORS AND EXECUTIVE OFFICERS OF CARESCIENCE, INC.

     CareScience currently has six members on the Board. The Board is divided into three classes with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. There are no family relationships among any of directors or executive officers of CareScience. Executive officers serve at the discretion of the Board.

     The following tables and notes set forth the names, ages, positions held with CareScience and certain other information regarding the Company's directors and executive officers as of the date of this Information Statement:

  DIRECTORS

NAME                                                      AGE         POSITION
----                                                      ---         --------
Edward N. Antoian(1)(2)(3)..............................  47    Chairman and Director
Bruce M. Fried(1)(2)....................................  53    Director
C. Martin Harris(3)(4)(6)...............................  46    Director
Jeffrey R. Jay(2)(6)....................................  45    Director
Christopher R. McCleary(5)..............................  49    Director
                                                                President and
Ronald A. Paulus(4)(5)..................................  41    Director

---------------

(1) Class III director with term expiring in 2003.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

(4) Member of Nominating Committee.

(5) Class I director with term expiring 2004.

(6) Class II director with term expiring in 2005.

     Edward N. Antoian, M.B.A., has served as a director since April 1998. He has served as a Partner of Chartwell Investment Partners since its founding in April 1997. From 1984 to 1997, he served as a Senior Portfolio Manager at Delaware Management Company, managing $2 billion of small- and mid-cap growth institutional assets as well as the Trend and Delcap Funds. Mr. Antoian earned his B.S. from The State University of New York at Albany and his M.B.A. from The Wharton School.

     Bruce M. Fried, Esq., has served as a director since February 2002. He has served as a partner and co-chair of the health care group at Sonnenschein, Nath & Rosenthal, a law firm, since January 2003. From 1998 to January 2003, he served as a partner and chair of the health law group at Shaw Pittman, an international law firm based in Washington, D.C. From 1995 to 1998, Mr. Fried served as the Health Care Financing Administration's director of the Center for Health Plans and Providers. From 1994 to 1995, Mr. Fried was vice president of federal affairs at FHP International Corporation, then one of the nation's largest managed care organizations. He is a director of Medicalogic/Medscape, Inc. Mr. Fried earned his B.A. from the University of Florida and J.D. from the University of Florida College of Law.

     C. Martin Harris, M.D., M.B.A., has served as a director since September 1997. He has served as Chief Information Officer and Chairman of the Information Technology Division at The Cleveland Clinic Foundation, a large integrated delivery system, since June 1996. From 1991 to 1996, he was Chief Information Officer of the University of Pennsylvania Health System. He is a director of Invacare Corporation and a number of privately held health care information technology companies. Dr. Harris earned his B.S. and M.D. from the University of Pennsylvania and his M.B.A. from The Wharton School.

     Jeffrey R. Jay, M.D., M.B.A., has been a director since December 1998. He is a Partner of Whitney & Co., LLC, a private investment firm. He has been with Whitney since 1993, where he focuses on health care and information technology investments. He is a director of a number of privately held health care and information technology companies. Dr. Jay earned his B.S. and M.D. from Boston University and his M.B.A. from Harvard Business School.

     Christopher R. McCleary has served as a director since September 2000. He has served as Chairman and Chief Executive Officer of Evergreen Assurance, Inc., a provider of business continuity services, since February 2002. From January 1998 to February 2002, he was Chairman of USinternetworking, Inc., an application service provider delivering Internet computing products. On January 7, 2002, USinternetworking and four of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Maryland, Northern Division. The filing is intended to allow USinternetworking, as debtor-in possession, to continue to manage and operate its assets and businesses in the ordinary course of business subject to the supervision and orders of the court. From January 1996 to December 1997 he was Chairman and Chief Executive Officer of DIGEX, Incorporated, a provider of commercial internet services. From October 1990 to January 1996, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company. He is a director of Radware, Inc., as well as a number of privately held companies. Mr. McCleary earned his B.A. from the University of Kentucky.

     Ronald A. Paulus, M.D., M.B.A., has served as the Company's Chief Executive Officer since July 2003 and its President since November 1998. Dr. Paulus joined us as Chief Operating and Chief Financial Officer and a director in March 1993. From June 1989 to March 1993, he was Vice President, Operations of Salick Health Care, Inc., a national provider of oncology, dialysis and related services, and later, Managing Director of its INFUSX subsidiary. Dr. Paulus earned his B.S. and M.D. from the University of Pennsylvania and his M.B.A. from The Wharton School.

  EXECUTIVE OFFICERS

NAME                                           AGE                   POSITION
----                                           ---                   --------
Kristine Martin Anderson.....................  35    Vice President, Consulting
Nicholas Augustinos..........................  45    Vice President, Market Development
                                                     Senior Vice President, Business
J. Bryan Bushick.............................  40    Development
LeRoy E. Jones...............................  34    Chief Technology Officer
Robb L. Tretter..............................  31    General Counsel and Secretary
Thomas H. Zajac..............................  43    Chief Operating Officer

     Kristine Martin Anderson, M.B.A., has served as the Company's Vice President, Service Operations since February 2003. She has worked for us since June 1993 in various roles, including Vice President, Consulting, Director of Operations and Provider Solutions, Director of Special Projects, Director of Product Management, Director of Customer Solutions and Account Manager. In her various roles as a director, she has developed customer service strategies to help customers for performance measurement and improvement, designed product requirements and managed the process by which customers submit data to us for analysis and hosting. Ms. Anderson earned her B.S. from the University of Pennsylvania and her M.B.A. from The Wharton School.

     Nicholas Augustinos, M.B.A., has served as the Company's Vice President, Market Development since July 2002. From January to July 2002, he worked as a private consultant to for-profit and not-for-profit organizations with respect to strategic market development and health care information technology. From September 1999 to August 2000, he was Vice President responsible for marketing and sales for the Western Region of Healtheon/WebMD, a large health care information technology vendor. Prior to joining Healtheon/WebMD, from November 1993 to September 1998, Mr. Augustinos was a Senior Manager with Deloitte Consulting, a large consulting firm, where he specialized in providing consulting services to payors, providers and integrated delivery networks. Before joining Deloitte Consulting, from April 1992 to October 1993, he was an Experienced Associate with APM, Inc. a large healthcare operations and strategic consulting firm. Mr. Augustinos earned an Industrial Engineering Degree in Athens, Greece, a B.Sc. in Mechanical Engineering from King's College, University of London, and M.B.A. from University of Michigan, Ann Arbor.

     J. Bryan Bushick, M.D., M.B.A., has served as the Company's Senior Vice President, Business Development since December 1999. From July 1999 to December 1999, he was Chief Executive Officer of HealthTides.com, an on-line professional opinion research firm. Dr. Bushick served as Vice President, Clinical Partnerships, and later, Vice President, Business Operations for ThinkMed, a managed-care decision support company from September 1997 through May 1999. Before joining ThinkMed, Dr. Bushick was Vice

President, Delivery System Integration at United HealthCare from 1993 through 1994 and System Vice President, Performance Measurement and Improvement at Allina Health System from 1994 to 1997. Dr. Bushick earned his B.S. from Dickinson College and his M.D. from the University of Pennsylvania and his M.B.A. from The Wharton School.

     LeRoy E. Jones has served as the Company's Chief Technology Officer since November 2001. From March 1999 to October 2001, he was Vice President for with Scott-Levin Associates, a pharmaceutical market research consulting firm and Quintiles Transnational Company, where he was responsible for leading their Advanced Technology & Development Department. Prior to joining Scott-Levin Associates, Mr. Jones was the Company's Director of Software Engineering and Data Architecture from October 1996 to February 1999. Mr. Jones earned his B.S. from Carnegie Mellon University and his M.S.E. from the University of Pennsylvania.

     Robb L. Tretter, Esq., has served as the Company's General Counsel and Secretary since May 2000. From February 1999 to April 2000, he was a corporate associate at Reboul, MacMurray, Hewitt, Maynard & Kristol, a law firm. From November 1996 to January 1999, Mr. Tretter was a corporate associate at Wachtell, Lipton, Rosen & Katz, a law firm. Mr. Tretter earned his B.A. from Cornell University and his J.D. from New York University School of Law.

     Thomas H. Zajac, M.B.A., has served as the Company's Chief Operating Officer since November 1999. From March 1999 through November 1999, he led the Business Solutions Group of Eclipsys Corporation, a health-information company. He joined Eclipsys as part of its acquisition of Transition Systems, Inc. in 1998. Mr. Zajac was associated with Transition Systems for more than 11 years, last serving as Chief Operating Officer and Vice President and General Manager in charge of Sales, Product Development, Consulting, Customer Services and Support. Mr. Zajac earned his B.S. and M.B.A. from Drexel University.

BOARD MEETINGS AND COMMITTEES

     During the 2002 fiscal year, the Company's Board of Directors held eight meetings, and no director then in office attended fewer than 75% of the aggregate number of meetings of the Board and meetings of the committees of the Board on which he served.

     The Board has the following standing committees: audit, compensation and board nominating. The audit committee consists of Messrs. Antoian and Fried and Dr. Jay, and met five times during the 2002 fiscal year. The members of the audit committee are independent as defined in Rule 4200(a)(15) of the National Association of Securities Dealers, Inc. listing standards. The audit committee:

     - oversees and reviews the results and scope of the audit and other services provided by the Company's independent auditors; and

     - oversees, reviews and evaluates the Company's audit and control functions.

     The compensation committee consists of Mr. Antoian and Dr. Harris. The compensation committee met once during the 2002 fiscal year. The compensation committee:

     - reviews and approves the compensation and benefits for the Company's executive officers and grants stock options under the Company's stock option plans; and

     - makes recommendations to the board regarding those matters.

     The board nominating committee consists of Mr. Fried and Drs. Harris and Paulus, and met once during the 2002 fiscal year. The board nominating committee:

     - reviews and evaluates potential new members to the board; and

     - nominates new board members for approval by the other directors.

SUMMARY COMPENSATION TABLE

     The following table sets forth in summary form information concerning the compensation paid by the Company during the fiscal years ended December 31, 2002, 2001 and 2000 to its former Chief Executive Officer (who resigned on July 3, 2003) and each of the Company's other four most highly paid executive officers during the 2002 fiscal year whose salary and bonus for the fiscal year exceeded $100,000 and who served as one of the Company's executive officers during the 2002 fiscal year. These officers are referred to as the named executive officers in this Information Statement. Other than the salary and bonus described in the table below, the Company did not pay any executive officer any fringe benefits, perquisites or other compensation in excess of either $50,000 or 10% of the total of his salary and bonus during the fiscal years ended December 31, 2002, 2001 or 2000.

                                                               LONG-TERM
                                                              COMPENSATION
                                  ANNUAL COMPENSATION      ------------------
                               -------------------------       SECURITIES        ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR    SALARY     BONUS    UNDERLYING OPTIONS   COMPENSATION
---------------------------    ----   --------   -------   ------------------   ------------
David J. Brailer(1)..........  2002   $275,625   $63,120             --            $4,000
  Former Chairman and          2001    275,964    25,000         20,000             5,736
  Chief Executive Officer      2000    262,500    25,000             --             5,031
Ronald A. Paulus.............  2002    237,037    13,120             --             4,000
  President and                2001    238,579        --         20,000             4,959
  Chief Executive Officer      2000    225,750        --             --             4,326
J. Bryan Bushick.............  2002    162,750    13,120             --             3,535
  Senior Vice President,       2001    162,780        --         20,000             3,256
  Business Development         2000    156,258        --             --             2,325
LeRoy E. Jones...............  2002    185,000    15,000             --                --
  Chief Technology Officer     2001     30,833        --         55,000                --
                               2000         --        --             --                --
Thomas H. Zajac..............  2002    225,000    43,743             --             4,000
  Chief Operating Officer      2001    225,000    25,000         20,000             4,627
                               2000    225,000    25,000             --             2,250

---------------

(1) Dr. Brailer resigned from the Company and the Board of Directors on July 3, 2003. The amount listed under the column "Bonus" includes a $25,000 cash bonus earned by Dr. Brailer in 2001 pursuant to his employment agreement, but paid in 2002, a $25,000 cash bonus earned by Dr. Brailer in 2002 pursuant to his employment agreement and the forgiveness in June 2002 of $13,120 in principal plus accrued interest under a loan agreement between the Company and Dr. Brailer.

     The amounts listed under All Other Compensation for the executive officers listed above are matching contributions made by the Company for the executive officer's account under the Company's 401(k) plan. The Company did not make any awards of stock options to the named executive officers during the fiscal year ended December 31, 2002.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information concerning option exercises and unexercised options for the fiscal year ended December 31, 2002 with respect to each of the named executive officers.

     The value realized represents the difference between the deemed value of the common stock on the date of exercise used by us for accounting purposes and the exercise price of the option.

     The value of unexercised in-the-money options was calculated based on the difference between closing price of the Common Stock on the Nasdaq National Market on December 31, 2002 of $0.95 per share and the exercise price of the options.

                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                                        OPTIONS AT FISCAL YEAR END    OPTIONS AT FISCAL YEAR END
                                        ---------------------------   ---------------------------
NAME                                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                    -----------   -------------   -----------   -------------
David J. Brailer......................      5,000        135,899         $  --          $  --
Ronald A. Paulus......................      5,000        111,719            --             --
J. Bryan Bushick......................    107,563         63,360            --             --
LeRoy E. Jones........................     13,750         41,250            --             --
Thomas H. Zajac.......................    198,438        111,719            --             --

COMPENSATION PLANS

  EQUITY COMPENSATION PLAN

     The Company's Amended and Restated 1995 Equity Compensation Plan provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock to the Company's designated employees, selected consultants and non-employee directors.

     General. The plan authorizes up to 2,565,038 shares of Common Stock for issuance under the terms of the plan. No more than 500,000 shares in the aggregate may be granted to any individual in any calendar year, subject to adjustment. If options granted under the plan expire, terminate, or are canceled, forfeited, exchanged or surrendered for any reason without having been exercised, or shares of restricted stock are forfeited, the shares of common stock underlying that grant will again be available for purposes of the plan.

     Administration of the Plan. A compensation committee administers and interprets the plan. The compensation committee consists of two or more non-employee directors approved by the Board. The compensation committee has the sole authority to:

     - determine grants under the plan, including eligible individuals and the type, size, vesting, exercise price and other terms of the grants to be made to each of those individuals; and

     - make factual determinations and amend the plan.

     The compensation committee may also delegate to the Chief Executive Officer the authority to make grants and to designate individuals to receive grants under the plan.

     Options. Options granted under the plan are generally not transferable by the optionee. Options granted under the plan must generally be exercised within 10 years. The exercise price of all options must be at least equal to the fair market value of the underlying shares of Common Stock on the date of grant. Incentive stock options granted to any participant who owns more than 10% of the outstanding Common Stock on the date of grant must have an exercise price equal to or exceeding 110% of the fair market value of a share of Common Stock on the date of grant and must not be exercisable for longer than five years. The vesting schedule of options granted after December 28, 1998 is determined by the compensation committee.

     Restricted Stock. Restricted stock granted under the plan is generally not transferable by the grantee until restrictions on the grant lapse. Restrictions on the transfer of shares will lapse as to one-half of the shares subject to a restricted stock grant in four equal annual installments commencing on the first anniversary of the date of grant and the remaining one-half at the end of the fourth year, unless otherwise determined by the compensation committee. Restricted stock will generally be granted for no consideration.

     Change of Control. All outstanding options will immediately vest and restrictions on restricted stock will immediately lapse upon a change of control. A change of control is defined to have occurred if:

     - the Company sells or disposes of all or substantially all of its assets;

     - the Company adopts a plan for its liquidation or dissolution;

     - as a result of any transaction, any one shareholder, other than David J. Brailer, becomes a beneficial owner (as defined in the Exchange Act), directly or indirectly, of more than 50% of the Company's voting stock;

     - a majority of the members of the Board are not continuing directors, as defined in the plan; or

     - the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, us, other than any such transaction where the Company's shareholders immediately prior to such transaction, own, immediately after giving effect to such transaction, a majority of the combined voting power of the corporation or other entity surviving such transaction.

  RESTRICTED STOCK OPTION PLAN

     The Company's Amended and Restated 1998 Time Accelerated Restricted Stock Option Plan provides for grants of restricted non-qualified stock options to its officers, senior management and employee directors.

     General. The plan authorizes up to 483,594 shares of Common Stock for issuance under the terms of the plan. If options granted under the plan expire or terminate for any reason without having been exercised, the shares of common stock underlying that grant will again be available for purposes of the plan.

     Administration of the Plan. The Board administers and interprets the plan, except that no member of the Board may act upon any matter exclusively affecting any option granted or to be granted to himself or herself under the plan. The Board has the sole authority to:

     - determine grants under the plan, including eligible individuals, size, vesting, exercise price and other terms of the grants made to each of those individuals; and

     - amend the plan.

     The Board may delegate its powers, duties and responsibilities to a committee consisting of two or more non-employee directors approved by the Board and an outside director.

     Grants. Options granted under the plan consist of non-qualified stock options that are not intended to qualify as incentive stock options under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and are generally not transferable by the optionee. Options granted under the plan will generally be exercisable within seven years and must be exercised within 10 years. The exercise price of all options must be at least equal to the fair market value of the underlying shares of Common Stock on the date of grant.

     Changes Due to Reorganizations. In the event that the outstanding Common Stock is changed into or exchanged for a different number or kind of shares or other securities of the Company or securities of another corporation as the result of any reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination of shares or dividends payable in capital stock, appropriate adjustments will be made in the number and kind of shares for which options may be granted under the plan. In addition, all outstanding options will immediately vest and restrictions on restricted stock will immediately lapse upon a change of control. A change of control is defined to have occurred if:

     - the Company sells or disposes of all or substantially all of its assets;

     - the Company adopts a plan for its liquidation or dissolution;

     - as a result of any transaction, any one shareholder, other than David J. Brailer, becomes a beneficial owner (as defined in the Exchange Act), directly or indirectly, of more than 50% of the Company's voting stock;

     - a majority of the members of the Board are not continuing directors, as defined in the plan; or

     - the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, us, other than any such transaction where the Company's shareholders immediately prior to such transaction, own, immediately after giving effect to such transaction, a majority of the combined voting power of the corporation or other entity surviving such transaction.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

  LIMITATIONS ON LIABILITY

     The Company's articles of incorporation and bylaws and applicable Pennsylvania law provide that its directors will not be personally liable to it or its shareholders for monetary damages resulting from a breach of fiduciary duty except for:

     - any breach of the duty of loyalty to the Company or its shareholders; and

     - any breach or failure to perform that constitutes self-dealing, willful misconduct or recklessness.

     This limitation of liability does not apply to liability pursuant to any criminal statute nor does it relieve the directors from payment of taxes pursuant to federal, state or local law.

  INDEMNIFICATION

     The Company's articles of incorporation and bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other corporate agents, to the fullest extent permitted by Pennsylvania law. Section 1741 of the Pennsylvania Business Corporation Law provides the power to indemnify any officer or director acting in his capacity as the Company's representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with that action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in the Company's right. Generally, the only limitation on the Company's ability to indemnify its officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with its executive officers as described below. Unless otherwise specified below all of the Company's executive officers are eligible to receive bonuses in amounts to be determined by the Board and to participate in the Company's stock option plans. Each executive officer has agreed not to disclose confidential information, including, but not limited to, any of the Company's trade secrets, policies and proprietary technology, which are not known to the public or consented to disclosure by the Company. In addition, each executive officer was required to sign a non-competition agreement and an invention assignment agreement with the Company. The Company may only terminate its executive officers under the terms of their employment agreement for circumstances relating to their willful failure to perform their duties, illegal, dishonest or fraudulent acts, for breach of the agreement or mental or physical disability. On April 11, 2003, the Company entered into amended and restated employment agreements with Drs. Paulus and Bushick and Messrs. Tretter and Zajac, the terms of which are summarized in this Information Statement.

     Dr. Paulus' amended and restated employment agreement also provides for:

     - his appointment as President;

     - a term that ends on December 31, 2004;

     - annual increases of not less than five percent of his base salary;

     - if not renewed, at the end of the term, he is entitled to a payment of $150,000;

     - upon a change of control, as defined in the agreement, a payment of $175,000; and

     - following his termination of employment by the Company other than for cause, as defined in the agreement, death or disability or in the event he leaves his employment for good reason, as defined in the agreement, severance equal to the greater of (1) his base salary payments through December 31, 2004 and (2) $150,000.

     Dr. Bushick's amended and restated employment agreement also provides for:

     - appointment as a Senior Vice President -- Business Development;

     - a term that ends on December 31, 2004;

     - if not renewed, at the end of the term, he is entitled to a payment of $55,000;

     - upon a change of control, as defined in the agreement, he is entitled to a payment of $85,000; and

     - following his termination of employment by the Company other than for cause, as defined in the agreement, death or disability or in the event he leaves his employment for good reason, as defined in the agreement, severance equal to the lesser of (1) $83,816 and (2) his base salary payments through December 31, 2004 plus $55,000.

     Mr. Tretter's amended and restated employment agreement also provides for:

     - appointment as General Counsel;

     - a term that ends on December 31, 2004;

     - if not renewed, at the end of the term, he is entitled to a payment of $35,000;

     - upon a change of control, as defined in the agreement, he is entitled to a payment of $50,000; and

     - following his termination of employment by the Company other than for cause, as defined in the agreement, death or disability or in the event he leaves his employment for good reason, as defined in the agreement, severance equal to the lesser of (1) $74,392 and (2) his base salary payments through December 31, 2004 plus $35,000.

     Mr. Zajac's amended and restated employment agreement also provides for:

     - appointment as Chief Operating Officer;

     - a term that ends on December 31, 2004;

     - if not renewed, at the end of the term, he is entitled to a payment of $75,000;

     - upon a change of control, as defined in the agreement, he is entitled to a payment of $120,000; and

     - following his termination of employment by the Company other than for cause, as defined in the agreement, death or disability or in the event he leaves his employment for good reason, as defined in the agreement, severance equal to the lesser of (1) $173,813 and (2) his base salary payments through December 31, 2004 plus $75,000.

     The Merger would constitute a "change of control" under each of the foregoing employment agreements.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD

     The compensation committee of the Board is responsible for determining salaries, incentives and other forms of compensation for its directors, officers and other employees and administering various incentive and benefit plans. The compensation committee also seeks to ensure that the Company's compensation philosophy is consistent with the Company's best interests and is properly implemented.

  COMPENSATION PHILOSOPHY

     The Board's compensation philosophy for executive officers serves two principal purposes: (1) to provide a total compensation package for executive officers that is competitive with the current market for executive talent and enables the Company to attract and retain key executive and employee talent needed to achieve the Company's business objectives and (2) to link executive compensation to improvements in the Company's performance and increases in shareholder value as measured principally by the trading price of its common stock.

  ELEMENTS OF EXECUTIVE OFFICER COMPENSATION

     CareScience's executive compensation consists primarily of salary, health insurance and similar benefits, and the award of stock options. CareScience has in the past and continue to emphasize the award of stock options in its executive compensation policy and to date CareScience has not made use of cash incentive bonuses. The compensation committee believes that in the highly competitive, emerging markets in which CareScience operates, equity-based compensation provides the greatest incentive for outstanding executive performance and encourages the greatest alignment of management and shareholder long-term interests.

     Officer Salaries. The compensation committee annually reviews the salary of the Chief Executive Officer, President and Chief Financial Officer. In addition, the compensation committee sets guidelines for compensation of the other officers of CareScience. In determining the appropriate salary levels for such officers, the compensation committee considers, among other factors, the officer's scope of responsibility, prior experience, past accomplishments, and data on prevailing compensation levels in relevant markets for executive talent.

     During 2002, the compensation committee did not change the salary of Dr. Brailer from $275,652 nor did it change the salary of Dr. Paulus from $237,037. The compensation committee believes its actions are appropriate in light of CareScience's continued emphasis on long-term equity-based compensation. Also during 2002, the compensation committee and all other non-participating directors approved a special bonus in the form of forgiveness of one-third of the principal amount plus accrued interest of loans that went into effect on June 15, 2001 for each of Messrs. Antoian, McCleary, Tretter and Zajac, Ms. Ryan, and Drs. Brailer, Bushick and Paulus.

     Stock Option Grants. As noted above, CareScience has relied substantially on long-term equity-based compensation as the principal means of compensating and incentivizing its executive officers. It is the Company's practice to set option exercise prices for officers at not less than 100% of the fair market value of its Common Stock on the date of grant. Thus, the value of the shareholders' investment in CareScience must appreciate before an optionee receives any financial benefit from the option. Options are generally granted for a term of ten years. With certain exceptions, options granted to executive officers generally provide that they are not exercisable until one year after the date of grant, at which time they become exercisable on a cumulative basis at a maximum annual rate of 25% of the total number of shares underlying the option grant. In determining the number of shares subject to the stock option grants, the compensation committee considers various subjective factors primarily relating to the responsibilities of the individual officers, and also to their expected future contributions and the number of shares owned by the officer or which continue to be subject to vesting under outstanding options previously granted to such officer. In addition, the compensation committee examines the level of equity incentives held by each officer relative to the other officers' equity positions and their tenure, responsibilities, experience, and value to CareScience.

  POLICY ON DEDUCTIBILITY OF COMPENSATION

     Section 162(m) of the Code limits the tax deductibility by a corporation of compensation in excess of $1 million paid to its chief executive officer and any other of its four most highly compensated executive officers. Compensation which qualifies as "performance-based" compensation, however, is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by the corporation's shareholders.

     The compensation committee does not presently expect total cash compensation payable for salaries to exceed the $1 million limit for any individual executive officer. After consideration of the requirements of Section 162(m), the compensation committee believes that stock option grants to date meet the requirement that such grants be "performance-based" and are, therefore, exempt from the limitations on deductibility. The compensation committee will continue to monitor the compensation levels potentially payable under CareScience's cash compensation programs, but intends to retain the flexibility necessary to provide total cash compensation in line with competitive practice and the compensation philosophy and best interests of CareScience.

                                          By the Compensation Committee of
                                          the Board of Directors,

                                          Edward N. Antoian
                                          C. Martin Harris

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee consists of Mr. Antoian and Dr. Harris. Neither of Mr. Antoian or Dr. Harris are our employees or our current or former officers. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

     On June 15, 2001, CareScience entered into loan and security agreements with some of its officers and directors in order to facilitate the purchase of Common Stock by them. See "Certain Relationships and Related Transactions" in this Information Statement for additional information.

DIRECTOR COMPENSATION

     Outside directors are entitled to receive $500 for attending a telephonic meeting and $1,500 for attending a meeting in person for their services as members of the Board. Directors are also reimbursed for expenses in connection with attendance at Board and committee meetings. In addition, directors are eligible to participate in the Company's stock plans.

STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative total shareholder returns on shares of Common Stock with performance of the Nasdaq Stock Market -- U.S. Index and the Nasdaq Computer and Data Processing Services Index from June 28, 2000 (the date on which shares of Common Stock became registered as a class under Section 12 of the Exchange Act), to December 31, 2002. The graph assumes an initial investment of $100 and reinvestment of any dividends. The stock performance on this graph is not necessarily indicative of future performance nor is it a guarantee of future performance.
'Performance Graph'

                                                                                                            NASDAQ COMPUTER &
                                                                                                        DATA PROCESSING SERVICES
                                                   CARE SCIENCE, INC.          NASDAQ MARKET INDEX                INDEX
                                                   ------------------          -------------------      ------------------------
06/28/00                                                 100.00                      100.00                      100.00
09/29/00                                                  25.00                       92.02                       92.50
12/29/00                                                   6.25                       61.62                       57.12
03/30/01                                                   7.29                       46.00                       41.67
06/29/01                                                  14.17                       54.21                       54.26
09/28/01                                                   9.25                       37.61                       33.19
12/31/01                                                  10.42                       48.89                       46.00
03/28/02                                                  11.58                       46.40                       42.46
06/28/02                                                  10.33                       36.98                       33.75
09/30/02                                                   8.17                       29.67                       26.10
12/31/02                                                   7.92                       33.85                       31.73

---------------------------------------------------------
                                    NASDAQ
                                  COMPUTER &
    DATE   CARE     NASDAQ US   DATA PROCESSING
---------------------------------------------------------
06/28/00   100.00     100.00        100.00
09/29/00    25.00      92.02         92.50
12/29/00     6.25      61.62         57.12
03/30/01     7.29      46.00         41.67
06/29/01    14.17      54.21         54.26
09/28/01     9.25      37.61         33.19
12/31/01    10.42      48.89         46.00
03/28/02    11.58      46.40         42.46
06/28/02    10.33      36.98         33.75
09/30/02     8.17      29.67         26.10
12/31/02     7.92      33.85         31.73
---------------------------------------------------------

SECURITIES AUTHORIZED FOR ISSUANCE UNDER COMPENSATION PLANS

     The following table sets forth information as of December 31, 2002 concerning the CareScience Amended and Restated 1995 Equity Compensation Plan and the CareScience Amended and Restated 1998 Time Accelerated Restricted Stock Option Plan each of which have been previously approved by its shareholders.

                                                                                      NUMBER OF SECURITIES
                                                                                     REMAINING AVAILABLE FOR
                       NUMBER OF SECURITIES TO BE                                     FUTURE ISSUANCE UNDER
                        ISSUED UPON EXERCISE OF       WEIGHTED-AVERAGE EXERCISE     EQUITY COMPENSATION PLANS
                          OUTSTANDING OPTIONS,      PRICE OF OUTSTANDING OPTIONS,     (EXCLUDING SECURITIES
PLAN CATEGORY             WARRANTS AND RIGHTS            WARRANTS AND RIGHTS         REFLECTED IN COLUMN(A))
-------------          --------------------------   -----------------------------   -------------------------
                                  (A)                            (B)                           (C)
Equity compensation
  plans approved by
  security holders...          2,055,357                        $2.26                        958,994
Equity compensation
  plans not approved
  by security holders                 --                           --                             --
Total................          2,055,357                        $2.26                        958,944

'(TOCOME)'
                                                                 August 21, 2003

Dear Shareholders:

     I am pleased to inform you that CareScience, Inc. has entered into an agreement with Quovadx, Inc., pursuant to which Quovadx, through a wholly owned subsidiary, has today commenced an exchange offer to purchase each outstanding share of CareScience's common stock for cash in the amount of $1.40 and 0.1818 shares of Quovadx common stock.

     The completion of the exchange offer is subject to, among other things, at least 80% of the outstanding shares of CareScience's common stock on a fully-diluted basis being validly tendered and not withdrawn prior to the expiration of the offer. Following completion of the offer and the satisfaction or waiver of certain other conditions, CareScience will be merged with the subsidiary of Quovadx, and each remaining share of CareScience's common stock outstanding will be converted into the right to receive cash in the amount of $1.40 and 0.1818 shares of Quovadx common stock.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE EXCHANGE OFFER AND MERGER, AND HAS DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF CARESCIENCE AND ITS SHAREHOLDERS. YOUR BOARD RECOMMENDS THAT CARESCIENCE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF CARESCIENCE COMMON STOCK PURSUANT TO THE OFFER.

     Accompanying this letter and Solicitation/Recommendation Statement is Quovadx's preliminary prospectus, dated August 21, 2003, together with related materials to be used for tendering your shares of CareScience common stock, including a letter of transmittal. These documents set forth the terms and conditions of the offer and the merger and include additional information on how to tender your shares. I urge you to read these materials carefully. If you need assistance in tendering your shares, please contact StockTrans, Inc. at the address or telephone number appearing on the back cover page of the accompanying prospectus.

     On behalf of the board of directors and management of CareScience, we thank you for your support.

                                          Sincerely,

                                          /s/ Ronald A. Paulus
                                          RONALD A. PAULUS
                                          President and Chief Executive Officer

                                                                  EXHIBIT (e)(3)


                                                                         ANNEX B

                      [WILLIAM BLAIR & COMPANY LETTERHEAD]

August 13, 2003

Board of Directors
CareScience, Inc.
3600 Market Street
7th Floor
Philadelphia, PA 19104

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, no par value, (other than Quovadx or Merger Sub (each as defined below)) (collectively the "Stockholders") of CareScience, Inc. (the Company") of $1.40 per share in cash and 0.1818 of a share of common stock, par value $0.01 per share, of Quovadx, Inc., a Delaware corporation ("Quovadx") (the "Merger Consideration") proposed to be paid to the Stockholders pursuant to the Agreement and Plan of Merger dated as of August 13, 2003 (the "Merger Agreement") by and among Quovadx, Carlton Acquisition Corporation, a wholly-owned subsidiary of Quovadx ("Merger Sub"), and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger") and each share of common stock of the Company, no par value per share, will be converted into the right to receive the Merger Consideration upon consummation of the Merger.

     In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the Merger Agreement; (b) certain audited historical financial statements of the Company and of Quovadx for the three years ended December 31, 2002; (c) the unaudited financial statements of the Company and Quovadx for the six (6) months ended June 30, 2003; (d) the reports on Form 10-K for the year ended December 31, 2002 and Form 10-Q for the quarter ended June 30, 2003 for the Company and Quovadx; (e) certain internal business, operating and financial information of the Company and Quovadx, prepared by the senior management of the Company and Quovadx, respectively; (f) certain short-term financial projections (the "Short-Term Projections") prepared by the senior management of the Company; (g) certain longer term financial forecasts related to the Company (the "Forecasts") we have derived based on discussions with members of senior management of the Company; (h) information regarding the strategic, financial and operational benefits anticipated from the Merger prepared by the senior management of the Company and Quovadx; (i) the pro forma impact of the Merger on the earnings per share of Quovadx based on certain pro forma financial information prepared by the senior management of the Company and Quovadx; (j) information regarding the amount and timing of cost savings and related expenses and synergies which senior management of the Company and Quovadx expect will result from the Merger (the "Expected Synergies"); (k) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (l) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (m) current and historical market prices and trading volumes of the common stock of the Company and Quovadx; and (n) certain other publicly available information related to the Company and Quovadx including independent third-party financial projections for Quovadx. We have also held discussions with members of the senior management of the Company and Quovadx to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Short-Term Projections provided by senior management and the Forecasts. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Quovadx. We have been advised by the senior management of the Company and Quovadx that the Short-Term Projections, the Forecasts and the Expected Synergies examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company and Quovadx, as the case may be. In that regard, we have assumed, with your consent, that all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Short-Term Projections, the Forecasts or Expected Synergies or the estimates and judgments on which they are based. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

     William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or Quovadx for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

     We are expressing no opinion herein as to the price at which the common stock of the Company and Quovadx will trade at any future time or as to the effect of the Merger on the trading price of the common stock of the Company or Quovadx. Such trading price may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Quovadx by stockholders within a short period of time after the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of Quovadx or in the healthcare information technology market, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

     Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Merger Consideration in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger and this opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a prospectus, solicitation/recommendation statement, proxy statement and/or information statement mailed to the Stockholders by the Company with respect to the Merger.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders.

                                          Very truly yours,

                                          /s/ WILLIAM BLAIR & COMPANY, L.L.C.
                                          --------------------------------------
                                          William Blair & Company, L.L.C.

                                       B-3